Exhibit 6

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The Bank of Nova Scotia

We consent to the inclusion in this annual report on Form 40-F of The Bank of Nova Scotia (the “Bank”) of:

(i)	our Independent Auditors’ Report of Registered Public Accounting Firm dated December 2, 2011 on the Consolidated Balance Sheets of the Bank as at October 31, 2011 and October 31, 2010, and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income and Cash Flows for each of the years in the three-year period ended October 31, 2011; and

(ii)	our Report of Independent Registered Public Accounting Firm dated December 2, 2011 on the Bank’s internal control over financial reporting as of October 31, 2011 each of which is contained in this annual report on Form 40-F of the Bank for the fiscal year ended October 31, 2011.

We also consent to the incorporation by reference of such reports in the Registration Statement – Form F-9 – File No. 333-174823 and the Registration Statement – Form S-8 – File No. 333-177640.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

December 2, 2011

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.